

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 5, 2010

Mr. John Seaman
Chief Financial Officer
Pediment Gold Corp.
789 West Pender Street, #720
Vancouver, BC Canada V6C 1H2

      Re: **Pediment Gold Corp.**
             Form 20-F/A for the Fiscal Year Ended September 30, 2008
             Filed June 10, 2009
             Response Letter Dated October 2, 2009
             File No. 0-52509

Dear Mr. Seaman:

      We have completed our review of your Form 20-F/A and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director